MERUS LABS INTERNATIONAL INC.

ANNOUNCES COMPLETION OF $7 MILLION FINANCING
TRANSACTION WITH DACHA STRATEGIC METALS INC.

Toronto, August 14, 2014 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce that, further to its news release dated July 4, 2014, the Company has today completed the financing acquisition transaction with Dacha Strategic Metals Inc. (“Dacha”). The Company issued 4,246,544 common shares to Dacha in exchange for all of the issued and outstanding shares of a newly incorporated subsidiary (“Newco”) incorporated by Dacha for the completion of the transaction. Newco held $6,975,001 in cash and had no other assets or liabilities upon completion of the Acquisition.

The common shares of the Company issued have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. Merus utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus’ ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com